Exhibit 12

Carpenter Technology Corporation

Computations of Ratios of Earnings to Fixed Charges — unaudited

Five years ended June 30, 2003

(dollars in millions)

	2003	2002	2001	2000	1999
Fixed charges:
Interest costs(a)	$31.1	$34.9	$41.1	$39.4	$34.8

Interest component of non-capitalized lease rental expense(b)	3.8	4.0	4.2	3.5	3.2
Total fixed charges	$34.9	$38.9	$45.3	$42.9	$38.0

Earnings as defined:
Income (loss) before income taxes and cumulative effect of accounting change	$(22.9)	$(13.3)	$58.4	$79.9	$55.8

Less income from less-than-fifty- percent-owned entities, and add loss on sale of partial interest in less-than-fifty-percent owned entities	(0.6)	(0.4)	(0.3)	(1.1)	—

Fixed charges less interest capitalized	34.8	38.6	44.5	36.9	32.5
Amortization of capitalized interest	2.6	2.6	2.5	2.8	2.0
Earnings as defined	$13.9	$27.5	$105.1	$118.5	$90.3
Ratio of earnings to fixed charges	0.4x	0.7x	2.3x	2.8x	2.4x

(a)                                  Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt issue costs.

(b)                                 One-third of rental expense which approximates the interest component of non-capitalized leases.